September 17, 2018

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook
Suzanne Hayes

RE:	Conifer Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-226778

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, and as representative of the underwriters of the Company’s proposed public offering of its Senior Unsecured Notes pursuant to the above-referenced Registration Statement, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective on September 19, 2018, at 4:15 P.M., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that as of the date hereof, 275 copies of the Preliminary Prospectus to the Registration Statement, dated September 12, 2018, have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

Sincerely,

BOENNING & SCATTERGOOD, INC.

By:	/s/ Charles K. Hull
Name:	Charles K. Hull
Title:	Managing Director

Telephone: 610 832 5312
E-mail: chull@boenninginc.com

4 Tower Bridge • 200 Barr Harbor Drive • Suite 300 • West Conshohocken • PA 19428-2979

Phone (610) 832-1212 • Toll Free (800) 883-1212 • Fax (610) 832-5301

www.boenninginc.com • Member FINRA/ SIPC